Tim Buchmiller, Staff Attorney

Celeste Murphy, Legal Branch Chief

Office of Life Sciences
Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

February 14, 2020

Re:	Quadrant Biosciences Inc. Draft Offering Statement on Form 1-A Filed January 2, 2020 File No. 367-00228

Dear Mr. Buchmiller and Ms. Murphy,

Thank you for your comments dated January 24, 2020 regarding the Draft Offering Statement of Quadrant Biosciences Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Cover Page

1.       Please include a row in your table on page 1 to indicate the "Total Minimum" amounts. Please refer to Item 1(e) of Part II of Form 1-A.

We have amended the table on the cover as requested.

Risks Related to our Intellectual Property, page 13

2.        We note your reference to "our patents" in the second bullet point of this section. As appropriate, please balance this disclosure with your disclosure on page 34 that you "currently do not solely own any issued patents or pending patent applications," and with your disclosure on page 53 that your intellectual property includes "potential patent rights that may be obtained through patent applications jointly invented and owned by the company and the Foundations or invented and owned by the Foundations."

We have amended the language on page 13 as well as amended the risk factor now entitled, “Though we currently do not solely own any issued patents or pending patent applications, our goal is to either solely or jointly with our partners to receive patent protection. We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and ultimately unsuccessful.”

Risks Related to Investments in the Shares, page 14

3. Please revise to indicate that there is no public market for your shares and, if true, that you do not anticipate a public market to develop.

We have added a risk factor entitled, “There is currently no public market for our Common Stock, and a public market for our Common Stock may never develop.” And have accordingly amended the language on page [14].

The company has a convertible note that it is treating as debt, page 21

4. Please disclose the conversion terms under the note purchase agreement as currently in effect. Please also include appropriate disclosure under "Future Dilution" and "Security Ownership of Management and Certain Securityholders" as appropriate.

We have amended the language in “Risk Factors – The company has a convertible note that it is treating as debt” as well as added disclosure in “Dilution”. We note that no disclosure related to the note purchase agreement is required in “Security Ownership of Management and Certain Securityholders.”

Intellectual Property, page 53

5. Please disclose the royalty rates or royalty ranges payable on sales of licensed products as well as the aggregate milestone payments and minimum royalties that may be payable under the License Agreements. Please also disclose the duration and the material termination provisions of these agreements.

We have amended the language on page [53], and provided additional details on the terms of the License Agreements.

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018, page 66

6. Please disclose the material causes that led to the decline in product sales in Interim 2019.

We have amended the disclosure on page [66], to reflect the material cause that led to the decline in product sales.

Compensation of Directors and Executive Officers, page 80

7. Refer to Item 11 of Part II of Form 1-A and update your disclosure in this section for your last completed fiscal year.

We have updated the information in “Compensation of Directors and Executive Officers” to reflect the fiscal year ended December 31, 2019.

Ongoing Reporting and Supplements to this Offering Circular, page 84

8. We note your disclosure that you incorporate by reference information on any Form 1-K, 1-SA or 1-U filed after the date of your offering circular. Please note that Form 1-A does not permit issuers to incorporate by reference information filed after the qualification of the offering statement. Please revise as appropriate.

As requested, we have amended the language in the “Ongoing Reporting and Supplements to this Offering Circular” section.

Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017, page 106

9. We note that your audited financial statements for the fiscal year ended December 31, 2017, are labeled "as adjusted". Please amend your filing to disclose the nature and circumstance of this adjustment or restatement and quantify such amounts. If the financial statements were restated to correct an error, please provide the footnote disclosure required by ASC 250-10-50.

We refer you to footnote B of the audited financial statements, which contains the disclosure required by ASC 250-10-50.

Part III. Item 17, page 127

10. Please file as exhibits the licensing agreement with the Research Foundation for the State University of New York and the Pennsylvania State Research Foundation, and the contractual arrangement referred to in the last paragraph on page 62 with Admera Health. Refer to Item 17.6 of Part III of Form 1-A.

We have filed the requested agreements as exhibits 6.3, 6.4, 6.5 and 6.6 to the Offering Circular.

Exhibit 4.1, page III-1

11. We note the second through last sentences of Section 4(f) of the form of subscription agreement. Since investors are entitled to rely on your offering circular to make an investment decision, these sentences appear inappropriate. Please revise.

As requested, the company has amended Section 4(f) of the form of subscription agreement.

12. We note section 6 of the form of subscription agreement regarding waiver rights to trial by jury. Please revise your offering statement to:

•	disclose the jury trial provision, including how it will impact your investors;
•	describe any questions as to enforceability under federal and state law;
•	clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;
•	to the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company´s compliance with the federal securities laws and the rules and regulations thereunder; and
•	clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.

Section 6 of the form of subscription agreement has been amended.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of Quadrant Biosciences Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

cc: James Croke

General Counsel

Quadrant Biosciences Inc.

505 Irving Avenue, Suite 3100AB

Syracuse, NY 13210